COMMENTS RECEIVED ON MAY 1, 2018

FROM EDWARD BARTZ

FIDELITY SALEM STREET TRUST (File Nos. 002-41839 and 811-02105)

Fidelity Inflation-Protected Bond Index Fund

Fidelity Inflation-Protected Bond Fund

N-14 FILED ON APRIL 9, 2018

N-14 Proxy Statement and Prospectus

MISCELLANEOUS

“The audited financial statements of Inflation-Protected Bond are incorporated by reference into the SAI relating to this Proxy Statement and have been audited by Deloitte & Touche LLP, independent registered public accounting firm, whose report thereon is included in the fund’s Annual Report to Shareholders for the fiscal year ended March 31, 2017. The financial statements audited by Deloitte & Touche LLP have been incorporated by reference in reliance on their reports given on their authority as experts in auditing and accounting. The unaudited financial statements for Inflation-Protected Bond for the six-month period ended September 30, 2017 are also incorporated by reference into the SAI relating to this Proxy Statement. The audited financial statements of Inflation-Protected Bond Index are incorporated by reference into the SAI relating to this Proxy Statement and have been audited by PricewaterhouseCoopers LLP, independent registered public accounting firm, whose report thereon is included in the fund’s Annual Report to Shareholders for the fiscal year ended December 31, 2017. The financial statements audited by PricewaterhouseCoopers LLP have been incorporated by reference in reliance on their reports given on their authority as experts in auditing and accounting.”

C:

The Staff notes that they were not able to locate the disclosure in the SAI where the March 31, 2017 audited financial statements were incorporated by reference. The Staff requests we ensure the appropriate disclosure is included in the SAI to incorporate the appropriate audited financial statements for the target fund.

R:

The fund will ensure that the appropriate disclosure is included in the SAI.

PRO FORMA COMBINED STATEMENT OF OPERATIONS

C:

The Staff noted that there is a footnote h reference in the table anchored to miscellaneous expenses for the acquiring fund, but there is not a corresponding footnote. The Staff requests we adjust accordingly.

R:

The fund will update the statement of operations accordingly.

Synopsis

“How do the funds’ investment objectives, strategies, policies, and limitations compare?”

C:

The Staff requests that we highlight the differences in the narrative, in addition to including them in a table.

R:

We believe that presenting the strategies side by side in a tabular format is a more effective way to highlight the differences between the funds.

Synopsis – Management of the Funds

“Brandon Bettencourt and Jay Small, who are currently the co-managers of Inflation-Protected Bond Index, are expected to continue to be responsible for portfolio management of the combined fund after the Reorganization.”

C:

The Staff requests confirmation that all of the portfolio managers are jointly and primarily responsible for the day to day operations of the fund.

R:

Messrs. Bettencourt and Small are co-managers of the fund and are jointly and primarily responsible for the day to day operations of the fund.